Exhibit 5.1

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com

AUSTIN, TEXAS

(512) 499-3800

CHICAGO, ILLINOIS

(312) 425-3900

HOUSTON, TEXAS

(713) 951-3300

LOS ANGELES, CALIFORNIA

(310) 820-8800

NEW YORK, NEW YORK

(212) 704-6000

PASADENA, CALIFORNIA

(626) 578-7400

SAN ANTONIO, TEXAS

(210) 246-5000

WASHINGTON, D.C.

(202) 326-1500

June 30, 2004

AmeriCredit Corp.

801 Cherry Street, Suite 3900

Fort Worth, Texas 76102

Re:	AmeriCredit Corp.—Registration Statement on Form S-3

Dear Ladies and Gentlemen:

We have acted as special counsel for AmeriCredit Corp., a Texas corporation (the “Company”), in connection with the preparation of a registration statement on Form S-3 (the “Registration Statement”) being filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”) relating to the registration by the Company of (a) $200,000,000 aggregate principal amount of its 1.75% Convertible Senior Notes due 2023 (the “Notes”), (b) guarantees of the Notes (the “Subsidiary Guarantees”) by Americredit Corporation of California, AmeriCredit Financial Services, Inc., AFS Management Corp., AmeriCredit Management Trust, AmeriCredit Consumer Discount Company, ACF Investment Corp. and AmeriCredit Flight Operations, LLC, (the “United States Guarantors”) and by AmeriCredit Financial Services of Canada Ltd., AmeriCredit NS I Co. and AmeriCredit NS II Co. (the “Canadian Guarantors” and, with the United States Guarantors, the “Guarantors”), and (c) 10,705,200 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share, issuable upon conversion of the Notes, all of which are to be sold by certain holders of the Notes or the Shares as described in the Registration Statement. The Notes were issued under an Indenture, dated November 18, 2003 (the “Indenture”), by and between the Company and HSBC Bank USA, as trustee (the “Trustee”).

In connection therewith, we have examined and relied upon the original or copies, certified to our satisfaction, of: (i) the Articles of Incorporation and the Bylaws of the Company, in each case as amended to date; (ii) copies of resolutions of the Board of Directors of the Company relating to the issuance and sale of the Notes, the issuance and delivery of the Shares upon conversion of the Notes, the preparation and filing of the Registration Statement and related matters; (iii) an executed copy of the Indenture with the form of the Notes and the Subsidiary Guarantees; (iv) the Registration Rights Agreement, dated November 18, 2003,

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

June 30, 2004

between the Company, the Guarantors, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.; and (v) the Indenture, Notes and Subsidiary Guarantees. In making the foregoing examinations, we have assumed the authenticity of the documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies. As to various questions of fact material to this opinion to the extent we deem reasonably appropriate, we have requested and reviewed certificates of officers or directors of the Company. We have assumed and without independent investigation have relied upon the factual accuracy of the representations, warranties and other information contained in the items we examined. These are the only documents, records and instruments examined by us for the purposes of this opinion. In addition, we have made such other investigations of applicable law currently in effect as we deemed necessary under customary practice to enable us to render this opinion letter.

Based on the foregoing, it is our opinion that:

1. The Notes are legally issued and binding obligations of the Company;

2. The Subsidiary Guarantees are legally issued and binding obligations of the Guarantors; and

3. The Shares have been duly authorized by the Company and, when issued and delivered in accordance with the terms of the Indenture, will be validly issued, fully paid and nonassessable, assuming no change in applicable law.

The opinions rendered by us are subject to the following exceptions, limitations and qualifications: (a) the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws now or hereafter in effect relating to or affecting the rights, powers, interests and remedies of creditors generally; (b) the effect of general rules or principles of equity, whether considered in a proceeding in equity, at law or otherwise, and the discretion of the court or other authority before which any proceeding may be brought, including (without limitation) those pertaining to materiality, good faith, fair dealing, diligence, reasonableness, unconscionability, impossibility of performance, priorities, redemption or other cure, suretyship rights or defenses, waiver, laches, estoppel, or judicial deference; and (c) we express no opinion concerning the enforceability of any waivers of rights or defenses or exculpation or indemnification provisions where such waivers or provisions are contrary to public policy.

We have assumed that the Trustee has the requisite power and authority to enter into and perform its obligations under the Indenture, that the Indenture has been duly authorized,

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

June 30, 2004

executed and delivered by the Trustee, and that the Indenture constitutes a legal, valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms.

To the extent our opinions relate to the enforceability of the choice of New York law, our opinions are rendered in reliance upon N.Y. Gen. Oblig. Law §§5-1401 and N.Y. C.P.L.R. 327(b) and is subject to the qualification that such enforceability may be limited by public policy considerations of any jurisdiction, other than the courts of the State of New York, in which enforcement of such provisions, or of a judgment upon an agreement containing such provisions, is sought.

With respect to our opinion in paragraph 2 above relating to the enforceability of the Subsidiary Guarantees against the Canadian Guarantors, we have relied solely (and without independent investigation) on the opinions of Osler, Hoskin & Harcourt LLP, Ontario, Canada counsel for the Company, and McInnes Cooper, Nova Scotia, Canada counsel for the Company, addressed to us, as to matters of Canadian, Ontario and Nova Scotia law, copies of which are attached hereto as Exhibit A and Exhibit B.

We are licensed to practice law only in the States of Texas and New York. The opinions expressed herein are specifically limited to the applicable laws of the States of Texas and New York, the General Corporation Law of the State of Delaware, and the applicable federal laws of the United States of America that, in our experience, are applicable to securities of the type covered by the Registration Statement. We do not express any opinion with respect to the law of any jurisdiction other than such laws or as to the effect of any such other law on our opinions.

Our opinions are as of and limited to the documents, applicable law, facts and circumstances as of the date hereof (which we note could be changed with possible retroactive effect), and in any event we do not undertake to advise you of any such item or change therein occurring or coming to our attention subsequent to the date hereof.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Prospectus included therein. In giving this consent, we do not admit that we come within the category of persons whose consent is required by Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

JENKENS & GILCHRIST,

A Professional Corporation

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

June 30, 2004

By:	/s/ Gregory J. Schmitt, Esq.
Gregory J. Schmitt, Esq.

EXHIBIT A

[Letterhead of Osler, Hoskin & Harcourt]

November 18, 2003

The Purchasers, as defined in the

Purchase Agreement (as defined below)

Jenkens & Gilchrist P.C.

1445 Ross Avenue, Suite 3200

Dallas, TX 75202

RE:	1.75% Convertible Senior Notes Due 2023 Purchase Agreement among AmeriCredit Corp. (the “Company”), the guarantors party thereto and Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as Purchasers

We have acted as special counsel to AmeriCredit Financial Services of Canada Ltd. (“AmeriCredit Canada”) and AmeriCredit Service Center Ltd. (“AmeriCredit Service”) in connection with a senior note offering pursuant to the terms set out in the 1.75% Convertible Senior Notes Due 2023 Purchase Agreement dated November 12, 2003 (the “Purchase Agreement”) between the Company, the Guarantors party thereto, and Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as purchasers.

Capitalized terms used herein and not otherwise defined have the meaning given to them in the Purchase Agreement and the Indenture (as defined below).

A.	Documentation

As such counsel, we have reviewed executed copies of:

(a)	the Purchase Agreement;

(b)	the 1.75% Convertible Senior Notes Due 2023 Indenture dated as of November 18, 2003 (the “Indenture”) between the Company, as issuer, the Guarantors party thereto, and HSBC Bank USA, as trustee, (the “Trustee”) including the Subsidiary Guarantee made by each of AmeriCredit Canada and AmeriCredit Service (each, an “Ontario Guarantor” and collectively, the “Ontario Guarantors”) in favour of the Trustee and each Holder of a Security pursuant to Section 5.1 of the Indenture; and

(c)	the Registration Rights Agreement dated as of November 18, 2003 between the Company, the Guarantors party thereto, and Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

We have also reviewed the form of notation of Subsidiary Guarantee of each Ontario Guarantor which is appended to the Indenture as Exhibit C and is to be endorsed, pursuant to section 5.2 of the Indenture, by such Subsidiary Guarantor on each Security executed, authenticated and delivered by the Company under the Indenture (each such notation of Subsidiary Guarantee by an Ontario Guarantor, a “Subsidiary Note Guarantee” of the Ontario Guarantor).

All of the documents described in paragraphs (a), (b) and (c) above are collectively referred to in this opinion letter as the “Documents”.

B.	Jurisdiction

We are solicitors qualified to practice law in the Province of Ontario and, we express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

C.	Scope of Examination

In connection with the opinions expressed in this letter we have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary for the purposes of the opinions expressed in this letter.

D.	Assumptions and Reliances

We have assumed the legal capacity of all individuals, the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

We have relied upon the accuracy, currency and completeness of the indices and filing systems maintained at the public offices where we have searched or enquired or have caused searches or enquiries to be conducted.

In expressing the opinion in paragraph 1, we have relied upon certificates of status issued by the Ministry of Consumer and Business Services for Ontario dated November 17, 2003, copies of which have been delivered to you.

To the extent that the opinions expressed in this letter are based on factual matters we have relied solely on the certificates of (1) J. Michael May, the Assistant Secretary of AmeriCredit Canada, and (2) J. Michael May, the Assistant Secretary of AmeriCredit Service, as to such matters. A copy of such certificates are attached as Schedule A and Schedule B hereto (the “Officer’s Certificates”). Without limiting the generality of the foregoing, in expressing the opinion in paragraph 6 relating to any ruling, judgment, injunction, order or decree known to us, we have relied exclusively on the related facts certified to us in the Officer’s Certificates.

We have not acted as corporate counsel to either of the Ontario Guarantors and have not maintained the minute books of either Ontario Guarantor. In expressing the opinions in paragraphs 2, 3, 4 and 6, we have relied on the minute books provided to us by the Ontario Guarantors, and the Officer’s Certificates confirming the accuracy and completeness of the minute books provided to us and our opinions in paragraphs 2, 3 and 6 are based solely on a review of the documents, instruments and certificates actually contained in such minute books.

E.	Opinions

On the basis of the foregoing and subject to the qualifications and limitations hereinafter expressed, we are of the opinion that:

1.	Each of the Ontario Guarantors is a corporation duly incorporated and validly existing and has not been dissolved under the laws of its jurisdiction of incorporation, with all requisite corporate power and authority to own, lease, and operate its assets and carry on its business as it is currently being conducted.

2.	All the outstanding shares in the capital of each of the Ontario Guarantors has been duly authorized and validly issued, as fully paid and nonassessable, and in the case of (i) AmeriCredit Canada, is registered in the name of the Company and (ii) AmeriCredit Service, is registered in the name of AmeriCredit Canada.

3.	Each of the Ontario Guarantors has the corporate power and authority to enter into the Documents to which it is a party and the Subsidiary Note Guarantees to be executed and delivered by it and each of such Documents and such Subsidiary Notes Guarantees has been duly and validly authorized by each Ontario Guarantor.

4.	Each of the Documents (including the Subsidiary Guarantee) has been duly and validly executed and delivered by each of the Ontario Guarantors party thereto.

5.	Each Subsidiary Note Guarantee of each Ontario Guarantor, when duly endorsed by the proper officers of such Ontario Guarantor in accordance with the Indenture upon any Securities duly executed, authenticated and delivered under the Indenture, will have been validly executed and delivered by such Ontario Guarantor.

6.	None of the issuance of any Subsidiary Note Guarantee, the execution, delivery or performance by each Ontario Guarantor of the Documents to which it is party nor the performance of its obligations thereunder, compliance by such Ontario Guarantor with the provisions thereof nor consummation by such Ontario Guarantor of the transactions contemplated thereby conflicts or will conflict with or constitutes or will constitute a breach of, or a default under the articles of incorporation or bylaws or other organizational documents of such Ontario Guarantor nor will any such action result in any violation of any existing law or regulation, or any ruling, judgment, injunction, order or decree known to us, and which is applicable to such Ontario Guarantor or any of its properties.

7.	No consent, approval, authorization or other order of, or registration or filing with, any court, regulatory body, administrative agency or other governmental body, agency, or official is required on the part of a Ontario Guarantor for the issuance of a Subsidiary Note Guarantee or in connection therewith.

8.	The choice of the laws of the State of New York (“New York Law”) as the governing law of the Documents to which each Ontario Guarantor is party will be upheld as a valid choice of law by a court of competent jurisdiction of the Province of Ontario (an “Ontario Court”) provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the law of any other jurisdiction) and is not contrary to public policy as this term is understood under the laws of the Province of Ontario (“Ontario Law”).

9.	In the event that the Documents to which the Ontario Guarantors are party are sought to be enforced in the Province of Ontario, in accordance with New York Law, an Ontario Court would, subject to paragraph 8, recognize the choice of law and apply New York

Law, upon proof of those laws, except to the extent that the provisions of such Documents or New York Law are contrary to public policy as that term is understood under Ontario Law, or those laws are foreign revenue, expropriatory or penal laws; provided, however, that:

(a)	in matters of procedure or laws in force in Ontario which are applicable by reason of their particular object, an Ontario Court will apply Ontario Law;

(b)	an Ontario Court will retain discretion to decline to hear such an action if it is not the proper forum to hear such an action, or if another action between the same parties, based on the same subject matter is properly pending before a foreign authority or a decision thereon has been rendered by a foreign authority;

(c)	an Ontario Court may not enforce an obligation enforceable under New York Law where performance of the obligation would be illegal by the laws of the place of performance; and

(d)	there is compliance with the Limitations Act (Ontario).

10.	A final and conclusive civil judgment for a sum certain obtained in a court of competent jurisdiction of New York (“a New York Court”) against a Ontario Guarantor in connection with any action arising out of or relating to the Documents to which it is party, which judgment is not impeachable as void or voidable under New York Law would be recognized and could be sued upon in an Ontario Court and such court would grant a judgment which would be enforceable against such Ontario Guarantor in the Province of Ontario provided that:

(a)	the New York Court has jurisdiction over such Ontario Guarantor according to Ontario Law;

(b)	such judgment was not obtained by fraud or in any manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is understood under Ontario Law;

(c)	enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws;

(d)	a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by an Ontario Court or been decided by a foreign authority and the decision meets the necessary conditions for recognition under Ontario Law;

(e)	such judgement was not obtained contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(f)	no new admissible evidence is discovered and presented before the Ontario Court reaches its judgment;

(g)	a sum of money will be converted by an Ontario Court into Canadian currency in accordance with the Courts of Justice Act (Ontario); and

(h)	there has been compliance with the Limitations Act (Ontario).

The opinions expressed in this letter are given solely for the benefit of the Addressees hereto, its successors and assigns in connection with the transactions referred to herein, and may not, in whole or in part, be relied upon by or shown or distributed to any other person.

Yours very truly,

/s/    Olser, Hoskin & Harcourt LLP

EXHIBIT B

[Letterhead of McInnes Cooper]

Summit Place

1601 Lower Water Street

Post Office Box 730

Halifax, Nova Scotia

Canada B3J 2V1

T. 902 425 6500

www.mcinnescooper.com

Our File: F-6235

November 18, 2003

DRAFT

Credit Suisse First Boston LLC J.P. Morgan Securities Inc. c/o Credit Suisse First Boston LLC Eleven Madison Avenue New York, New York 10010-3629	Jenkens & Gilchrist, P.C. 1445 Ross Avenue Suite 3200 Dallas, Texas 75202 Latham & Watkins 885 3rd Avenue Suite 1000 New York, New York 10022

Ladies and Gentlemen:

Re:	AmeriCredit Corp.

$200,000,000 1.75% Convertible Senior Notes Due 2023

We are counsel in Nova Scotia to AMERICREDIT NS I CO. (“AmeriCredit NS 1”) and AMERICREDIT NS II CO. (“AmeriCredit NS 2”) (together, the “Nova Scotia Guarantors”) in connection with the guarantee by each of the Nova Scotia Guarantors of the 1.75 % Convertible Senior Notes due 2023 of AmeriCredit Corp. (the “Company”) to be issued pursuant to an indenture (the “Indenture”) among the Company, the Guarantors named therein and HSBC Bank USA (the “Trustee”) and to be sold by the Company to Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. (together, the “Initial Purchasers”) pursuant to a Purchase Agreement (the “Purchase Agreement”) dated November 12, 2003 among the Company, the Initial Purchasers, Americredit Corporation of California, AmeriCredit Financial Services, Inc., AmeriCredit Flight Operations, LLC, AmeriCredit Management Company, AmeriCredit Consumer Discount

Company, ACF Investment Corp., AmeriCredit Financial Services of Canada Ltd., AmeriCredit Service Centre Ltd. and each of the Nova Scotia Guarantors.

Capitalized terms used but not defined this opinion have the respective meanings attributed to those terms in the Purchase Agreement.

For the purposes of rendering the opinion set forth below, we have examined copies of the documents listed in Schedule “A” to this letter (the “Documents”).

We have also examined the following documents with respect to each of the Nova Scotia Guarantors, and such statutes, public and corporate records, documents, certificates of governmental authorities and have made such investigations and considered such questions of law as we have considered necessary or appropriate to enable us to express the opinions hereinafter expressed:

(a)	its Memorandum of Association and Articles of Association;

(b)	a Resolution of its Board of Directors approving the transactions contemplated by the Purchase Agreement and authorizing the execution and delivery by it of the Documents to which it is a party and the performance of its obligations thereunder;

(c)	a Certificate of Status issued by the Registrar of Joint Stock Companies for the Province of Nova Scotia dated November 10, 2003; and

(d)	an Officer’s Certificate from an officer of the Nova Scotia Guarantor dated the date hereof as to certain factual matters, a copy of which is attached as Schedule “B” hereto (the “Officer’s Certificate”).

For the purpose of rendering the opinions expressed below, we have assumed that:

(i)	all documents submitted to us as originals are authentic and all documents submitted to us as certified or notarial copies or as photocopies or facsimile copies conform with the originals thereof;

(ii)	the indices and filing systems maintained in the public offices where we searched are accurate;

(iii)	the Documents have been validly authorized, executed and delivered by the parties thereto other than each of the Nova Scotia Guarantors and that each of the Nova Scotia Guarantors has physically delivered the Documents to which it is a party, free from escrow or other conditions;

(iv)	the matters and facts set out in the Officer’s Certificate are true and correct without independent examination; and

(v)	the Documents are legal, valid and binding obligations on the parties thereto, enforceable against such parties under their expressed governing law being the laws of the State of New York.

This opinion is limited to the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein.

Based upon and subject to the foregoing and to the qualifications expressed below, we are of the opinion that:

1.	Each of the Nova Scotia Guarantors is a corporation duly incorporated as an unlimited company, and validly existing and in good standing under the laws of Nova Scotia, with all requisite power and authority to own, lease, and operate its properties and to conduct its business as it is currently being conducted; and all the outstanding shares of capital stock of each of the Nova Scotia Guarantors has been duly authorized and validly issued, as fully paid but assessable, and registered in the name of AmeriCredit Corp.

2.	Each of the Nova Scotia Guarantors has the corporate power and authority to enter into the Purchase Agreement and the Registration Rights Agreement, and the Purchase Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered by the Nova Scotia Guarantor.

3.	The Indenture has been duly and validly authorized, executed and delivered by each of the Nova Scotia Guarantors.

4.	The Guarantees have been duly and validly authorized, executed and delivered by each of the Nova Scotia Guarantors.

5.	None of the issuance of the Guarantees, the execution, delivery or performance by each of the Nova Scotia Guarantors of the Purchase Agreement or the other Operative Documents, compliance by such Nova Scotia Guarantor with the provisions thereof nor consummation by such Nova Scotia Guarantor of the transactions contemplated thereby conflicts or will conflict with or constitutes or will constitute a breach of, or a default under the memorandum of association or articles of association or other organizational documents of such Nova Scotia Guarantor nor will any such action result in any violation of any existing law, or any regulation, ruling, judgment, injunction, order or decree known to us, applicable to such Nova Scotia Guarantor or any of its properties.

6.	No consent, approval, authorization or other order of, or registration or filing with, any court, regulatory body, administrative agency or other governmental body, agency, or official is required on the part of any Nova Scotia Guarantor for the issuance of the Guarantees in connection therewith as contemplated by the Purchase Agreement.

7.	The choice of the laws of New York (“New York Law”) as the governing law of the Operative Documents to which the Nova Scotia Guarantors are party (the “Nova Scotia Guarantor Documents”) will be upheld as a valid choice of law by a court of competent jurisdiction of the Province of Nova Scotia (an “Nova Scotia Court”) provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the law of any other jurisdiction) and is not contrary to public policy as this term is understood under the laws of the Province of Nova Scotia (“Nova Scotia Law”).

8.	In the event that the Nova Scotia Guarantors Documents are sought to be enforced in the Province of Nova Scotia, in accordance with New York Law, a Nova Scotia Court would, subject to opinion paragraph 7 above, recognize the choice of law and apply New York

Law, upon proof of those laws, except to the extent that the provisions of the Nova Scotia Guarantors Documents or New York Law are contrary to public policy as that term is understood under Nova Scotia Law, or those laws are foreign revenue, expropriatory or penal laws; provided, however, that:

(i)	in matters of procedure or laws in force in Nova Scotia which are applicable by reason of their particular object, an Nova Scotia Court will apply Nova Scotia Law;

(ii)	a Nova Scotia Court will retain discretion to decline to hear such an action if it is not the proper forum to hear such an action, or if another action between the same parties, based on the same subject matter is properly pending before a foreign authority or a decision thereon has been rendered by a foreign authority;

(iii)	a Nova Scotia Court may not enforce an obligation enforceable under New York Law where performance of the obligation would be illegal by the laws of the place of performance; and

(iv)	there is compliance with the Limitation of Actions Act (Nova Scotia).

9.	A final and conclusive civil judgment for a sum certain obtained in a court of competent jurisdiction of New York (“a New York Court”) against a Nova Scotia Guarantor in connection with any action arising out of or relating to the Operative Documents to which it is party, which judgment is not impeachable as void or voidable under New York Law would be recognized and could be sued upon in an Nova Scotia Court and such court would grant a judgment which would be enforceable against such Nova Scotia Guarantor in the Province of Nova Scotia provided that:

(i)	the New York Court has jurisdiction over such Nova Scotia Guarantor according to Nova Scotia Law;

(ii)	such judgment was not obtained by fraud or in any manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is understood under Nova Scotia Law;

(iii)	enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws;

(iv)	a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by an Nova Scotia Court or been decided by a foreign authority and the decision meets the necessary conditions for recognition under Nova Scotia Law;

(v)	such judgement was not obtained contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(vi)	no new admissible evidence is discovered and presented before the Nova Scotia Court reaches its judgment;

(vii)	a sum of money will be converted by an Nova Scotia Court into Canadian currency;

(viii)	there has been compliance with the Limitation of Actions Act (Nova Scotia).

The foregoing opinions are subject to the following qualifications:

1.	Enforceability of the Documents is subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application affecting the enforcement of credits’ rights generally.

2.	The enforceability of the Documents is subject to general equity principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of the court.

3.	A Nova Scotia court may not grant a judgment in any currency other than lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

4.	With respect to the opinions expressed in opinion 1, to the extent they relate to issued shares of each of the Nova Scotia Guarantors, we have relied exclusively on the Share Register of each of the Nova Scotia Guarantors, respectively.

5.	The phrase “known to us” means the actual knowledge of Joseph A.F. Macdonald, the partner of this firm responsible for the conduct of this matter.

This opinion letter may be relied upon by the addressees only and only in connection with the transactions contemplated by the Purchase Agreement and may not be used or relied upon by the addressees or any other person for any purpose whatsoever without in each instance our prior written consent.

Yours very truly,

/s/ McInnes Cooper

SCHEDULE “A”

THE DOCUMENTS

1.	Purchase Agreement dated November 12, 2003 among the Company, the Initial Purchasers and the Subsidiaries.

2.	The Indenture dated as of November 18, 2003;

3.	The Guarantee executed by AmeriCredit NS I Co.

4.	The Guarantee executed by AmeriCredit NS II Co.

5.	The Registration Rights Agreement dated as of November 18, 2003